SembCorp Industries

RECEIVED

2006 OCT -2 A 10:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

15 September 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06017209

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

PROCESSED
OCT 04 2006
THOMSON FINANCIAL

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SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

CLARIFICATION ON NEWS REPORTS REGARDING DEVELOPMENT OF WATER PLANT IN CHINA BY SEMBCORP

With reference to news reports including the article in the Business Times, September 15, 2006, entitled "SembCorp to develop water plant in China", SembCorp Industries wishes to clarify that it has a Memorandum Of Understanding (MOU) with the Tianjin Municipal Development and Reform Commission to explore the development of centralised utilities facilities including water treatment projects in the Tianjin Binhai petrochemical zone.

The MOU expresses the intent of the parties to embark on preliminary feasibility studies. Should agreements be formed to proceed on any of the projects, the Company will make the necessary announcements as appropriate.

By Order of the Board
Kwong Sook May (Ms)
Company Secretary

SEMBCORP INDUSTRIES LTD

September 14, 2006

SEMBCORP INDUSTRIES INCORPORATES CAPTIVE INSURANCE SUBSIDIARY

SembCorp Industries ("SCI") wishes to announce that a wholly-owned subsidiary, SembCorp Captive Insurance Pte. Ltd. ("SCCI") has been incorporated.

The principal activity of SCCI is that of a captive insurance company which underwrites, insures or reinsures the insurable risks of its parent and related companies, subject to the provisions of the Insurance Act (Cap. 142) and other terms and conditions imposed by the Monetary Authority of Singapore.

The issued share capital of SCCI is S$2,000,000 divided into 2,000,000 ordinary shares.

By Order of the Board

Kwong Sook May
Company Secretary